UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year Results,” dated February 16, 2017.

Exhibit

1.	Press Release dated February 16, 2017

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year Results

HAMILTON, Bermuda – (BUSINESS WIRE) – February 16, 2017 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported fourth-quarter and full-year 2016 results.

Financial and Business Summaries

•

Lease rental income of $105.9 million for the quarter, a decrease of $19.1 million (or 15.3 percent) from the prior year quarter; $7.2 million of this reduction was due to lost rental income from Hanjin Shipping Co. (“Hanjin”). Lease rental income, adjusted for Hanjin decreased 9.5 percent from the prior year quarter;

•

Net loss attributable to Textainer Group Holdings Limited common shareholders of $0.3 million for the quarter, or $0.01 per diluted common share, a decrease of $45.6 million (or 99.2 percent) from the prior quarter;

•	Adjusted net loss (1) of $13.6 million for the quarter, or $0.24 per diluted common share, a decrease of $38.7 million (or 74.0 percent) from the prior quarter;
•

Net loss and adjusted net loss (1) attributable to Textainer Group Holdings Limited common shareholders of $50.7 million, or $0.89 per diluted common share and $56.1 million, or $0.99 per diluted common share, respectively, for the full year;

•

Recorded container impairments to write down our inventory of containers that are pending disposal to their fair value of $12.9 million (or $0.23 per diluted common share) for the quarter and $66.5 (or $1.17 per diluted common share) for the full year;

•	Financial impact for the full year as a result of the Hanjin bankruptcy was $53.3 million (or $0.94 per diluted common share), including a $12.1 million reduction of revenue for the full year;
•	Utilization averaged 94.3 percent for the quarter and is currently at 94.5 percent; and
•	Invested $480 million to purchase more than 286,000 TEU of new and used containers for the year.

“Our fourth quarter results improved significantly compared to the prior quarter, primarily due to improved market conditions and the prior quarter’s results being significantly impacted by Hanjin. Our adjusted net loss decreased by $38.7 million, compared to the prior quarter,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.  “During 2016, we invested $480 million to purchase 286,000 TEU of new and used containers and our utilization remained high at 94.5 percent”.

“We are pleased with our progress recovering containers from Hanjin, who had been one of our major customers that filed for bankruptcy in August 2016.  To date we have recovered or are in the process of recovering 80 percent of the containers leased to Hanjin. We are also actively negotiating the release of another 13 percent of our containers although we do not know whether all negotiations will result in successful recoveries. The remaining 7 percent of containers are being recovered in small batches. At this time, we expect to recover around 90 percent of our containers. We have $80 million of insurance which we expect will substantially cover unrecovered containers, lost revenue and recovery and repair costs.”

“Our results were negatively affected by ongoing container impairments of $12.9 million for the quarter and $66.5 million for the full year due to low used container prices.  These impairments prompted our decision to reduce residual values for certain equipment types, effective July 1, 2016.  Subsequently, used container prices increased significantly causing the level of impairments to decline.  Impairments for containers held for disposal decreased 22 percent from an average of $5.5 million per month during the third quarter of 2016 to $4.3 million per month during the fourth quarter of 2016.”

“New container prices today are about $850 (or 70 percent) per CEU higher than they were at the low point last year.  Used container prices have increased 15 to 25 percent since September.  More importantly, rental rates and margins on new and depot container lease-outs have more than doubled to levels not seen for several years.  After adjusting for Hanjin recoveries, our lease-out to turn-in ratio for the fourth quarter was 1.8:1.0.  These are among the many positive signs we are currently seeing,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q4 QTD			Full-year
	2016	2015 (a)	% Change	2016	2015 (a)	% Change
Total revenues	$120,075	$129,691	-7.4%	$498,189	$544,278	-8.5%
Income from operations	$9,658	$38,041	-74.6%	$28,163	$211,819	-86.7%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(346)	$21,673	-101.6%	$(50,662)	$108,408	-146.7%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.01)	$0.38	-102.6%	$(0.89)	$1.90	-146.8%
Adjusted net (loss) income (1)	$(13,609)	$12,941	-205.2%	$(56,132)	$110,171	-150.9%
Adjusted net (loss) income per diluted common share (1)	$(0.24)	$0.23	-204.3%	$(0.99)	$1.93	-151.3%
Adjusted EBITDA (1)	$86,189	$104,476	-17.5%	$346,953	$432,129	-19.7%
Net cash provided by operating activities				$286,089	$371,958	-23.1%
Average fleet utilization	94.3%	95.7%	-1.5%	94.7%	96.8%	-2.2%
Total fleet size at end of period (TEU)	3,142,556	3,147,690	-0.2%
Owned percentage of total fleet at end of period	81.0%	80.1%	1.1%

(a) Certain amounts for the periods ended December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

“Adjusted net (loss) income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net (loss) income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax (benefit) expense and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax (benefit) expense, net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Fourth-Quarter and Full-Year Results

Lease rental income decreased 15.3 percent for the quarter and 10.3 percent for the year, from the prior year comparable periods. The decrease was due to a decrease in average rental rates, lower utilization and lost revenue from the Hanjin bankruptcy, partially offset by an increase in our owned fleet size.  Direct container expense also increased primarily due to an increase in storage costs resulting from lower utilization and higher storage rates.

In August 2016, Hanjin filed for bankruptcy. The Company maintains insurance to cover the value of containers that are unlikely to be recovered from its customers, the cost to recover containers, up to 183 days of lost lease rental income and a portion of the accounts receivable balance. Our 2016 results included a $17.4 million impairment to write down the carrying value of containers on terminated direct financing leases to Hanjin to their estimated fair market value. An impairment of $4.8 million was also recognized for $24.9 million of containers unlikely to be recovered, net of $20.1 million of anticipated insurance proceeds. These impairments net of estimated insurance proceeds totaled $22.1 million. In addition, bad debt expense of $19.0 million, net of insurance receivable of $2.6 million, was recorded in 2016 to fully reserve for Hanjin’s outstanding accounts receivable.

Based on the extended period of lower realized container resale prices and longer useful lives, we decreased the residual values and increased the useful lives of several container types, effective July 1, 2016. The decrease in estimated residual values and increase in estimated useful lives resulted in $10.2 million of additional depreciation expense in the fourth quarter of 2016 and $25.2 million for the second half of 2016, of which $4.4 million was a one-time charge for containers that were fully depreciated to the previous residual values.

In addition to the above mentioned factors, Textainer’s 2016 results included $12.9 million for the fourth quarter and $66.5 for the full year of container impairments to write down our inventory of containers that are pending disposal to their fair market value.

Outlook

“As we look to the rest of 2017, we see a number of positive trends that should help us turn the corner from a difficult 2016. Total new dry freight container production last year of 1.8 million TEU was not significantly higher than the 1.5 million TEU which were disposed, meaning the world’s container fleet barely grew. New dry freight container inventories at factories are currently near a historical low of 300,000 TEU and our inventory of unbooked depot containers is below 100,000 TEU. Utilization remains high throughout the industry.  These all bode well for a good supply-demand balance even if only modest trade growth materializes in 2017,” stated Mr. Brewer.

“Steel prices are 80 percent higher than they were one year ago which, combined with the switch to waterborne paint, should help support new container prices at their current level above $2,000.  The public container manufacturers all reported significant losses during the first half of 2016 and are focused on returning to profitability. Used container prices have increased significantly, especially in Asia. New container rental rates have increased to a greater degree than new container prices, demonstrating an improvement in margins, and depot lease-out rates have also improved.”

“However, we expect our 2017 results to continue to be negatively affected by the costs of recovering Hanjin containers, impairments of containers put to disposal, increased depreciation expense due to the recent changes to our depreciation policy and our expectation that our effective interest rate will increase. These factors are projected to result in accounting losses over the near term. Furthermore, the full impact of new container rental rates will only build over time as our fleet reprices and we put new containers on-lease. The important point is that our industry has passed the bottom of this cycle and is showing strong signs of recovery,” concluded Mr. Brewer.

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, February 16, 2017 to discuss Textainer’s fourth quarter 2016 results. An archive of the Webcast will be available one hour after the live call through February 15, 2018. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 44184538. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.1 million containers representing 3.1 million TEU in our owned and managed fleet. We lease containers to approximately 320 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 120,000 containers per year for the last five years to more than 1,400 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that it will recover around 90 percent of its containers from Hanjin; (ii) Textainer’s belief that its insurance coverage will substantially cover Hanjin’s unrecovered containers, lost revenue and recovery and repair costs; (iii) Textainer’s belief that with steel prices 80 percent higher than they were one year ago, which combined with the switch to waterborne paint, should help support new container prices at their current level above $2,000; (iv) Textainer’s expectation that 2017 results  will continue to be negatively affected by the costs of recovering Hanjin containers, impairments of containers put to disposal and increased depreciation expense due to the recent changes to its depreciation policy; (v) Textainer’s expectation that it will have accounting losses over the near term; (vi) Textainer’s belief that the full impact of new container rental rates will only build over time as its fleet reprices and it puts new containers on-lease; and (vii) Textainer’s belief that its industry has passed the bottom of its cycle and is showing strong signs of recovery. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2016.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three Months and Years ended December 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2016		2015 (1)		2016		2015 (1)
Revenues:
Lease rental income		$105,870		$125,008		$459,588		$512,544
Management fees		3,646		3,632		13,420		15,610
Trading container sales proceeds		6,525		1,338		15,628		12,670
Gains on sale of containers, net		4,034		(287)		9,553		3,454
Total revenues		120,075		129,691		498,189		544,278
Operating expenses:
Direct container expense		17,727		14,856		62,596		47,342
Cost of trading containers sold		4,999		1,268		15,904		12,475
Depreciation expense		63,530		51,726		236,144		191,930
Container impairment		14,125		15,211		94,623		35,345
Amortization expense		937		1,239		5,053		4,741
General and administrative expense		6,399		6,016		26,311		27,645
Short-term incentive compensation expense		1,174		(732)		2,242		913
Long-term incentive compensation expense		1,423		2,199		5,987		7,040
Bad debt expense, net		103		(133)		21,166		5,028
Total operating expenses		110,417		91,650		470,026		332,459
Income from operations		9,658		38,041		28,163		211,819
Other (expense) income:
Interest expense		(23,972)		(18,882)		(85,215)		(76,521)
Interest income		126		35		408		125
Realized losses on interest rate swaps, collars and caps, net		(1,929)		(3,241)		(8,928)		(12,823)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		15,252		10,106		6,210		(1,947)
Other, net		1		1		(8)		26
Net other expense		(10,522)		(11,981)		(87,533)		(91,140)
(Loss) income before income tax and noncontrolling interests		(864)		26,060		(59,370)		120,679
Income tax benefit (expense)		1,094		(2,435)		3,447		(6,695)
Net (loss) income		230		23,625		(55,923)		113,984
Less: Net (income) loss attributable to the noncontrolling interests	(576)		(1,952)		5,261		(5,576)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(346)		$21,673		$(50,662)		$108,408
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.01)		$0.38		$(0.89)		$1.90
Diluted	$(0.01)		$0.38		$(0.89)		$1.90
Weighted average shares outstanding (in thousands):
Basic	56,690		56,832		56,608		56,953
Diluted	56,690		56,929		56,608		57,093
Other comprehensive loss (income):
Foreign currency translation adjustments		(151)		(35)		(233)		(240)
Comprehensive income (loss)		79		23,590		(56,156)		113,744
Comprehensive (income) loss attributable to the noncontrolling interests		(576)		(1,952)		5,261		(5,576)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders		$(497)		$21,638		$(50,895)		$108,168

(1) Certain amounts for the periods ended December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Assets
Current assets:
Cash and cash equivalents	$84,045	$115,594
Accounts receivable, net of allowance for doubtful accounts of $31,844 and $14,053 in 2016 and 2015, respectively	75,708	88,370
Net investment in direct financing and sales-type leases	64,951	86,404
Trading containers	4,363	4,831
Containers held for sale	25,513	43,245
Prepaid expenses and other current assets	13,584	8,385
Insurance receivable	44,785	11,435
Due from affiliates, net	869	514
Total current assets	313,818	358,778
Restricted cash	58,078	33,917
Containers, net of accumulated depreciation of $990,784 and $814,790 at 2016 and 2015, respectively	3,720,334	3,696,311
Net investment in direct financing and sales-type leases	172,283	245,388
Fixed assets, net of accumulated depreciation of $10,136 and $9,836 at 2016 and 2015, respectively	1,993	1,663
Intangible assets, net of accumulated amortization of $40,762 and $35,709 at 2016 and 2015, respectively	15,197	20,250
Interest rate swaps, collars and caps	4,816	814
Deferred taxes	1,385	1,203
Other assets	8,075	6,988
Total assets	$4,295,979	$4,365,312
Liabilities and Equity
Current liabilities:
Accounts payable	$12,060	$10,477
Accrued expenses	9,721	6,816
Container contracts payable	11,990	41,356
Other liabilities	265	291
Due to owners, net	18,132	11,806
Credit facility	31,822	-
Secured debt facility	20,740	-
Term loan	30,771	31,097
Bonds payable	58,970	58,788
Total current liabilities	194,471	160,631
Credit facilities	1,085,196	1,013,252
Secured debt facilities	1,071,385	1,062,539
Term loan	363,961	403,500
Bonds payable	375,452	434,472
Interest rate swaps, collars and caps	1,204	3,412
Income tax payable	9,076	8,678
Deferred taxes	6,237	10,420
Other liabilities	2,259	2,523
Total liabilities	3,109,241	3,099,427
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	390,783	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(516)	(283)
Retained earnings	746,057	825,473
Total Textainer Group Holdings Limited shareholders’ equity	1,127,747	1,201,633
Noncontrolling interest	58,991	64,252
Total equity	1,186,738	1,265,885
Total liabilities and equity	$4,295,979	$4,365,312

(1) Amounts as of December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years ended December 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015 (1)
Cash flows from operating activities:
Net (loss) income	$(55,923)	$113,984
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	236,144	191,930
Container impairment	94,623	35,345
Bad debt expense, net	21,166	5,028
Unrealized losses on interest rate swaps, collars and caps, net	(6,210)	1,947
Amortization of debt issuance costs and accretion of bond discount	9,704	7,887
Amortization of intangible assets	5,053	4,741
Gains on sale of containers, net	(9,553)	(3,454)
Share-based compensation expense	6,573	7,743
Changes in operating assets and liabilities	(15,488)	6,807
Total adjustments	342,012	257,974
Net cash provided by operating activities	286,089	371,958
Cash flows from investing activities:
Purchase of containers and fixed assets	(505,528)	(533,306)
Proceeds from sale of containers and fixed assets	126,560	129,452
Receipt of payments on direct financing and sales-type leases, net of income earned	90,343	98,227
Net cash used in investing activities	(288,625)	(305,627)
Cash flows from financing activities:
Proceeds from credit facilities	349,500	406,177
Principal payments on credit facilities	(245,529)	(331,447)
Proceeds from secured debt facilities	233,000	160,000
Principal payments on secured debt facilities	(206,040)	(107,600)
Principal payments on term loan	(39,787)	(39,600)
Principal payments on bonds payable	(60,230)	(60,230)
(Increase) decrease in restricted cash	(24,161)	26,393
Purchases of treasury shares	—	(9,149)
Debt issuance costs	(5,969)	(5,853)
Issuance of common shares upon exercise of share options	—	301
Net tax benefit from share-based compensation awards	(810)	(1,333)
Capital contributions from noncontrolling interest	—	1,850
Dividends paid to Textainer Group Holdings Limited shareholders	(28,754)	(94,079)
Dividends paid to noncontrolling interest	—	(2,994)
Net cash used in financing activities	(28,780)	(57,564)
Effect of exchange rate changes	(233)	(240)
Net (decrease) increase in cash and cash equivalents	(31,549)	8,527
Cash and cash equivalents, beginning of the year	115,594	107,067
Cash and cash equivalents, end of the year	$84,045	$115,594

(1) Certain amounts for the year ended December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2016 and 2015, including:

(a)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax (benefit) expense, net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted net (loss) income (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (benefit) expense and net income (loss) attributable to the NCI); and

(d)

net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net (loss) income per diluted common share (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax (benefit) expense and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net (loss) income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net (loss) income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net (loss) income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net (loss) income or adjusted net (loss) income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2016	2015 (1)	2016	2015 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net (loss) income:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(346)	$21,673	$(50,662)	$108,408
Adjustments:
Write-off of unamortized debt issuance costs	—	—	—	458
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(15,252)	(10,106)	(6,210)	1,947
Impact of reconciling items on income tax benefit (expense)	253	464	104	(129)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	1,736	910	636	(513)
Adjusted net (loss) income	$(13,609)	$12,941	$(56,132)	$110,171
Reconciliation of adjusted net (loss) income per diluted common share:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.01)	$0.38	$(0.89)	$1.90
Adjustments:
Write-off of unamortized debt issuance costs	—	—	—	0.01
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(0.26)	(0.18)	(0.11)	0.03
Impact of reconciling items on income tax benefit (expense)	—	0.01	—	-
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	0.03	0.02	0.01	(0.01)
Adjusted net (loss) income per diluted common share	$(0.24)	$0.23	$(0.99)	$1.93

(1) Certain amounts for the periods ended December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2016	2015 (1)	2016	2015 (1)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(346)	$21,673	$(50,662)	$108,408
Adjustments:
Interest income	(126)	(35)	(408)	(125)
Interest expense	23,972	18,882	85,215	76,521
Realized losses on interest rate swaps, collars and caps, net	1,929	3,241	8,928	12,823
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(15,252)	(10,106)	(6,210)	1,947
Income tax (benefit) expense	(1,094)	2,435	(3,447)	6,695
Net income (loss) attributable to the noncontrolling interests	576	1,952	(5,261)	5,576
Depreciation expense	63,530	51,726	236,144	191,930
Container impairment	14,125	15,211	94,623	35,345
Amortization expense	937	1,239	5,053	4,741
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,062)	(1,742)	(17,022)	(11,732)
Adjusted EBITDA	$86,189	$104,476	$346,953	$432,129
Net cash provided by operating activities			$286,089	$371,958
Adjustments:
Bad debt expense, net			(21,166)	(5,028)
Amortization of debt issuance costs and accretion of bond discount			(9,704)	(7,887)
Gains on sale of containers, net			9,553	3,454
Share-based compensation expense			(6,573)	(7,743)
Interest income			(408)	(125)
Interest expense			85,215	76,521
Realized losses on interest rate swaps, collars and caps, net			8,928	12,823
Income tax (benefit) expense			(3,447)	6,695
Changes in operating assets and liabilities			15,488	(6,807)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests			(17,022)	(11,732)
Adjusted EBITDA			$346,953	$432,129

(1) Certain amounts for the periods ended December 31, 2015 have been restated for immaterial corrections of identified errors pertaining to the classification of certain leases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer